Exhibit 99.1

Ardmore Shipping Announces Strategic Investment and Joint Venture with Element 1 Corp. and Maritime Partners LLC to Deliver Hydrogen Power to the Marine Sector

Joint venture to be positioned to meet the needs of the marine sector for the safe and efficient delivery of hydrogen onboard for mid-size power applications, resulting in a significant and cost-effective reduction in CO2 emissions when using standard methanol vs. gasoil, fully carbon-neutral when using renewable methanol, and can be modified to run on ammonia if desired

HAMILTON, Bermuda, March 15, 2021 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore," "ASC," or the "Company") today announced that it has signed a Letter of Intent ("LOI") with Element 1 Corp. ("E1") and Maritime Partners, LLC ("MP") whereby the parties propose to establish a joint venture for the purpose of delivering E1's unique methanol-to-hydrogen technology to the marine sector, as well as make certain other investments as described herein.

Element 1 Corp., headquartered in Bend, Oregon, is a leading developer of advanced hydrogen generation systems used to power fuel cells with broad use in mobile applications and remote locations such as marine, trucking, automotive, off-road vehicles, rail, warehousing, and backup power supply sectors. E1's proprietary technology produces hydrogen on demand at the point of consumption, eliminating the logistical challenges and costs inherent in distributing compressed hydrogen.

Maritime Partners, LLC, headquartered in New Orleans, Louisiana, is a leading provider of flexible financing solutions and newbuilding support to the maritime industry, with a focus on Jones Act vessels and inland marine transportation.

The proposed transactions entail the following:

  Ardmore, E1 and MP will establish "e1 Marine," each owning 33.3% of the joint venture. e1 Marine will have a worldwide mandate for the marketing, development, licensing and sale of E1's unique hydrogen generation systems for application to the marine industry, including shipping, refrigerated containers, offshore energy, renewable energy, passenger and leisure, and certain port infrastructure and related applications.
  MP will make an investment in Ardmore in the form of $40 million in perpetual preferred shares in two tranches: the first tranche will be $25 million; the second tranche will be $15 million subject to final approval by MP. The preferred shares will carry a dividend of 8.5% per annum paid quarterly subject to potential increases upon the occurrence of customary events, incorporate payment in kind provisions, and be redeemable by Ardmore commencing after three years.
  Ardmore will purchase a 10% equity stake in E1 in exchange for $4 million cash plus 950,000 ASC common shares. The total consideration is estimated to be $11 million based on Ardmore's net asset value as of February 2021. Ardmore will also take a seat on E1's board of directors from the date of the investment. MP will receive 20% of any profits paid to Ardmore from this equity investment in E1.

The transactions are expected to close simultaneously early in the second quarter of 2021.

Completion of the transactions contemplated by the non-binding LOI and described in this press release remain subject to the negotiation and execution of definitive agreements and the satisfaction of related closing conditions. There can be no assurance that definitive agreements will be entered into or that the transactions will be consummated as contemplated.

Anthony Gurnee, Ardmore's Chief Executive Officer, commented on the announcement:

"We are very pleased to establish a strategic relationship with E1 and Maritime Partners to deliver this unique hydrogen delivery system to the marine sector. The establishment of e1 Marine and our investment in E1 advance our Energy Transition Plan, which includes a focus on transition technologies aimed at reducing carbon emissions in the shipping industry and utilizing Ardmore's engineering and marketing capabilities to accelerate their deployment.

We are excited about the market opportunity for E1's methanol-to-hydrogen technology. We believe it is safer and cheaper than other alternatives for onboard hydrogen delivery and, when using standard methanol, is operationally cost competitive with diesel engines even today, while emitting zero particulates, zero NOx, zero SOx, and 30-50% less carbon than a diesel engine of the same power rating. The E1 system is carbon-neutral when run on renewable methanol, should prove to be very cost competitive with other alternatives, and if desired can be built or retrofitted to run on ammonia.

We are also very pleased to commence a close working relationship with Maritime Partners as a preferred equity holder and joint venture partner. Their investment will serve to strengthen Ardmore financially and to facilitate accretive growth, and we believe that e1 Marine will benefit significantly from Maritime Partners' expertise and leading position in the inland marine market."

Dr. Dave Edlund Co-Founder and CEO of Element 1 Corp. commented on the announcement:

"Element 1 is delighted to ally with Ardmore and Maritime Partners to deliver commercial solutions for the marine sector that will significantly reduce the carbon intensity as well as other harmful emissions (particulate matter, NOx, and SOx) traditionally associated with burning fossil fuels. This strategic relationship is the direct result of our partners' vision as well as their commitment to environmental responsibility.

Whereas fuel cell technology has matured substantially over recent decades, the supply of hydrogen as feedstock to fuel cells has lagged considerably, resulting in significant logistic and economic challenges to the wide-scale deployment of fuel cells. E1's methanol-to-hydrogen technology offers a broad solution to this challenge. Importantly, Ardmore and Maritime Partners provide unique access to existing markets in international shipping and inland waterways."

Mr. Bick Brooks, Co-Founder and CEO of Maritime Partners LLC, commented on the announcement:

"We are pleased to partner with E1 and Ardmore to drive the adoption of E1's hydrogen purification technology across the global maritime landscape. We are particularly excited about the applications for this technology within the inland marine industry, as it offers the potential to materially lower carbon emissions in the near-term and provide a clear path to achieving a zero-carbon footprint. Importantly, we believe this technology is currently cost competitive with diesel internal combustion engines.

Ardmore has an excellent track record of financial discipline. Accordingly, we look forward to aligning with Ardmore beyond the joint venture and to supporting Ardmore's accretive growth ambitions through our preferred equity investment."

RIX Industries LLC, headquartered in Benicia, California, USA, is an existing licensee of E1's M-series hydrogen generators and has expressed an interest in supporting e1 Marine regarding application to marine vessels.

Mr. Bryan Reid, Chief Sales Officer of RIX Industries, commented on the announcement: "RIX is an existing licensed manufacturer of E1's M-series hydrogen generation technology and is excited to support e1 Marine in this new venture."

Ardmore's interest in the joint venture and its investment in E1 will be held by Ardmore Ventures, a newly incorporated holding company for existing and future potential investments related to Ardmore's Energy Transition Plan.

Armistead Street LLC played a pivotal role in the formation of e1 Marine by providing consulting services to the respective parties throughout the process. Armistead is a US-based strategic consulting firm, led by Michael Webber, focusing on renewables, energy, and other industrial sectors, with offices in New York and Houston.

Conference Call

The Company plans to have a conference call on March 16, 2021 at 10:00 a.m. Eastern Time to discuss the proposed e1 Marine joint venture. All interested parties are invited to listen to the live conference call by choosing from the following options:

  By dialing 844-492-3728 (U.S.) or 412-542-4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

An accompanying slide presentation will also be available at www.ardmoreshipping.com in advance of the conference call start time.

If you are unable to participate at this time, an audio replay of the call will be available through March 23, 2021 at 877-344-7529 or 412-317-0088. Enter the passcode 10153295 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

In February 2021, Ardmore announced its Energy Transition Plan ("ETP") focused on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's existing strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance. Ardmore has established Ardmore Ventures as Ardmore's holding company for existing and future potential investments related to the Energy Transition Plan.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

Forward looking statements in this press release include, among others, statements about: the proposed joint venture and investment transactions described above, the terms thereof and expected related results and benefits, including, among others, strengthening Ardmore financially and facilitating accretive growth; E1's hydrogen generation technology and systems and related performance and benefits; the ability of the joint venture to build up e1 Marine and to successfully enter its proposed market; and the support of RIX Industries LLC of e1 Marine. There can be no assurance that expectations, beliefs or projections included in the forward-looking statements will be achieved or accomplished. The forward-looking statements are no guarantee of the Company's future performance, and actual results and future developments may vary materially from those indicated or projected in the forward-looking statements. Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among others: the non-binding nature of the letter of intent relating to the proposed transactions and the need to negotiate and execute definitive agreements for such transactions and to satisfy related closing conditions; actual performance of E1's technology and systems, particularly in the marine environment; and the level and timing of adoption of the technology by participants in the marine industry. Readers of this release are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this release. The Company undertakes no obligation to update or revise any forward-looking statements.

Investor Relations Enquiries:

Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com